UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Foley, II, William P.
   7408 Hollister Avenue
   Santa Barbara, CA  93117
2. Date of Event Requiring Statement (Month/Day/Year)
   10/28/98
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Miravant Medical Technologies (MRVT)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Chief Executive Officer
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 10,000              D   Direct
Common Stock                                                 215,000             I   by Corporation
                                                                                     (1)
Common Stock                                                 2,000               I   by Daughter (2)
Common Stock                                                 2,000               I   by Son (2)
Common Stock                                                 1,500               I   by Spouse

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option      01/28/99  10/28/08  Common Stock                 50,000     $12.0000   D           Direct
(right to buy)                  (3)

Explanation of Responses:

(1)
Owned by Fidelity National Financial, Inc., of which Mr. William P. Foley, II is Chairman and Chief Executive Officer, but disclaims beneficial ownership.
(2)
Securities are held by the dependent children of William P. Foley, II, as such Mr. Foley disclaims beneficial ownership.
(3)
Options vest ratably and quarterly over a four year period commencing on date indicated when the first 6.25% vests and becomes exercisable.

SIGNATURE OF REPORTING PERSON
/S/ Foley, II, William P.                         November 9, 1998
-------------------------                         ----------------
                                                  DATE